SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 24, 2008

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Novartis Institute for Tropical Diseases and Global Alliance for TB Drug Development announce five-year collaboration targeted to accelerate TB treatment R&D

•       The NITD and the TB Alliance’s collaboration aims to move projects quickly from the research phase through the translational stage and into development

•       Both partners will leverage their broad networks of expertise and resources to rapidly bring effective, simpler treatments to patients

Basel, June 24, 2008 — The Novartis Institute for Tropical Diseases (NITD) and the Global Alliance for TB Drug Development (TB Alliance) announced today a five-year research collaboration designed to yield new medicines for TB, including drug-resistant TB. The partnership is a milestone toward the development of faster TB drug regimens that treat all forms of TB, are easier for patients to complete, and can be used safely in patients with HIV/AIDS.

“Since the NITD’s establishment in 2002, its core strategy has been to collaborate with other organizations to develop and deliver life-saving treatments to those who need them,” said Paul Herrling, chairman of NITD and head of Corporate Research at Novartis. “Our dedicated research team will leverage our expertise gained throughout the past six years of NITD’s TB efforts in partnership with the TB Alliance.” The TB Alliance is the first not-for-profit organization to bring a novel TB drug candidate to Phase II trials.

Under the collaboration, the NITD and the TB Alliance will share information on new and ongoing TB drug discovery projects. The agreement clears the pathway for future collaborative development of novel antibiotic compounds. This partnership offers the opportunity for significant progress in the TB drug pipeline, which has grown considerably in the last few years due, in large part, to the resurgent efforts of the TB Alliance and its public-private partners.

“While the global TB crisis shows no signs of abating, new treatments that are easier for patients to complete and that attack TB in new, faster ways are desperately needed,” said Dr. Jerome Premmereur, President and CEO of the TB Alliance. “We are confident our collaboration with NITD will not only produce promising anti-TB drug candidates, but will serve as an industry model in combining resources, expertise and willpower to tackle one of the greatest public health threats of our time.”

It is estimated that one-third of the world’s population is infected with Mycobacterium tuberculosis (M.tb), the bacterium that causes TB. Active TB disease killed over 1.5 million people in 2006, according to the latest data from the World Health Organization (WHO).

Drug-susceptible TB can be cured with a four-drug combination, taken ideally under direct observation, but this takes six to nine months, and only works if patients complete the long and often burdensome process.

Erratic or inconsistent exposure to drugs breeds drug-resistant strains that increasingly defy current medicines. According to the WHO, there were nearly 490,000 cases of multi-drug resistant TB (MDR-TB) worldwide in 2006. MDR-TB is defined as TB that is resistant to isoniazid and rifampicin, two of the mainstay drugs in today’s four-drug, first-line TB treatment regimen.

In HIV-infected patients whose immune systems are weakened, TB is the leading cause of death. However, the current first-line TB drug regimen is not compatible with certain common antiretroviral therapies used to treat HIV/AIDS.

The new collaboration supports the overall mission of both the NITD and the TB Alliance, as they are committed to improving access to medicines and helping reduce the overall global TB disease burden.

The NITD relies on establishing key partnerships to augment its research activities and recognizes the importance of such partnerships, such as the TB Alliance, to help support the advancement of drug discovery for neglected disease under its not-for-profit mission statement. In 2004, the NITD and TB Alliance collaborated to develop potential drugs for the treatment of tuberculosis from a class of chemical compounds called nitroimidazopyrans.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “targeted to”, “aims to”, “to develop”, “committed”, “will”, “designed”, “toward”, “can”, “strategy”, “confident”, “estimated”, “potential”, or similar expressions, or by express or implied discussions regarding the potential development and marketing of new treatments for TB or regarding potential future revenues from such treatments. Such forward-looking statements reflect the current views of the Company regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any such treatments will be successfully developed or offered for sale in any market. Nor can there be any guarantee that any such treatments will achieve any particular levels of revenue in the future. In particular, management’s expectations regarding such treatments could be affected by, among other things, unexpected research results; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; unexpected regulatory actions or delays or government regulation generally; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry and general public pricing pressures, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About the Novartis Institute for Tropical Diseases (NITD)

The Novartis Institute for Tropical Disease (NITD) aims to discover novel treatments and prevention methods for major tropical diseases. In those developing countries where these diseases are endemic, Novartis intends to make treatments readily available without profit to poor patients. The Singapore-based institute is striving to become known in the areas of dengue fever, tuberculosis and malaria, contributing to the education of young scientists and being a role model for public-private partnerships in Southeast Asia. NITD is aiming to have at least two compounds in clinical trials by 2008, and one novel compound available to patients by 2012.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on growth areas in healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,000 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

About The Global Alliance for TB Drug Development

The Global Alliance for TB Drug Development (TB Alliance) is a not-for-profit, product development partnership accelerating the discovery and development of new TB drugs that will shorten treatment, be effective against susceptible and resistant strains, be compatible with antiretroviral therapies for those HIV-TB patients currently on such therapies, and improve treatment of latent infection.

Working with public and private partners worldwide, the TB Alliance is leading the development of the most comprehensive portfolio of TB drug candidates in history, and is committed to ensuring that approved new regimens are affordable, adopted and available to those who need them. The TB Alliance operates with funding from Bill & Melinda Gates Foundation, the Rockefeller Foundation, Irish Aids, the Netherlands Ministry of Foreign Affairs (DGIS), the United Kingdom Department for International Development (DFID), and the United States Agency for International Development (USAID). For more information on TB drug development and the TB Alliance, please visit www.tballiance.org.

# # #

Novartis Media Relations

Jeffrey Lockwood

Novartis Global Media Relations

+41 61 324 7999 (direct)

+41 79 618 7748 (mobile)

jeffrey.lockwood@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

Ruth Metzler-Arnold	+41 61 324 9980
Katharina Ambuehl	+41 61 324 5316	North America Office
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
John Gilardi	+41 61 324 3018	Jill Pozarek	+1 212 830 2445
Thomas Hungerbuehler	+41 61 324 8425	Edwin Valeriano	+1 212 830 2456
Isabella Zinck	+41 61 324 7188

Central phone no:	+41 61 324 7944
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e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	June 24, 2008	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting